UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2010
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒      Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: September 24, 2010

For immediate release
September 24, 2010

Company name:	Makita Corporation
Representative:	Masahiko Goto, President, Representative Director & CEO
Stock ticker code:	6586
Announcement Regarding the Enhancement of Sales Structure in Portugal
          Makita Corporation (Head office: Anjo, Aichi Prefecture, Japan; President: Masahiko Goto) announces that Makita plans to enhance the functions of its sales subsidiary in Portugal and commence operation in earnest under the new system as of October 1, 2010. Through these steps, Makita aims to improve its capabilities of supplying products and providing after-sales services in Portugal.
1. Makita’s sales structure in Portugal
          Makita has established nearly 50 overseas subsidiaries and sales branches in over 40 countries of the world and has upgraded its sales networks and after-sales service capabilities to become one of the leading companies in its industry. In Europe, Makita has 24 subsidiaries and sales branches which cover almost major countries in the region, thereby maintaining sales and after-sales service structures tailored to different local needs.
          In Portugal, since the founding of sales subsidiary Makita F.E.S.U. Lda. in June 2003, local sales representatives have been conducting sales activities in a bid to establish the Makita brand.
          In recent years, the Portuguese economy has been experiencing many difficulties. However, viewing the current challenges as opportunities, Makita plans to establish an operation in Lisbon and put in place the same logistics structure as those of other overseas subsidiaries, with an eye to develop a market in a more locally oriented manner. The enhanced subsidiary plans to start operation on October 1, 2010.
2. Profile of the sales subsidiary in Portugal (As of October 1, 2010)

(1) Company name	Makita Ferramentas Electricas, Sociedade Unipessoal, Lda. (Makita F.E.S.U. Lda.)
(2) Location	Zona Industrial Vale da Erva, Armazém C-2, 2615-187 Alverca, Lisboa, Portugal
(3) Representative	Tatsuhiko Shichi (who concurrently serves as manager responsible for Makita, S.A. [Spain])
(4) Description of business	Sales and after-sales service of electric power tools, pneumatic tools, outdoor power equipment and spare parts in Portugal
(5) Capital	1.25 million euro
(6) Makita Ownership	100%
(7) Number of employees	9